GOLDEN GREEN ENTERPRISES LIMITED No. 69 Huaibei Street Longhai Middle Road Zhengzhou, People’s Republic of China, 451191 Tel: +86371-6897-0951

October 20, 2009

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Dietrich King, Esq.

Re:	Golden Green Enterprises Limited
Registration Statement on Form F-1
Filed on September 15, 2009
File No. 333-161924

We hereby submit the responses of Golden Green Enterprises Limited (“Golden Green” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 5, 2009, providing the Staff’s comments with respect to the above referenced registration statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
Please disclose the amount of securities to be offered pursuant to the registration statement.  Please refer to Item 11 of Schedule A to Section 7 of the Securities Act of 1933, as amended.  Please note that Rule 430A does not provide a basis for omitting this information.  Please refer to Section 227.02 of our Securities Act Rules Compliance & Disclosure Interpretations, which are available on our website.

Company Response:  We intend to disclose the number of ordinary shares to be offered in our last pre-effective amendment to the Registration Statement before we file an acceleration request seeking to accelerate the effective date of the Registration Statement.

Summary, page 1

2.
The second sentence in the first italicized introductory paragraph to the summary section of the prospectus appears to be inappropriately limiting the scope of the summary. The summary should provide a brief overview of the key aspects of the offering. Please revise this sentence accordingly. Please refer to Item 503(a) of Regulation S-K.

Company Response:  We deleted the second sentence in the first italicized introductory paragraph to the summary section of the prospectus.

Part II.

Item 8. Exhibits and Financial Statement Schedules, page lI-2

3.
We note that you intend to file Exhibit 1.1 (Form of Underwriting Agreement), Exhibit 5.1 (Opinion of Conyers Dill & Pearman) and Exhibit 8.1 (Opinion of Pillsbury Winthrop Shaw Pittman LLP) by amendment.  Please note that you must file these exhibits before you can seek to accelerate the effective date of the registration statement.

Company Response: We will file the above listed exhibits before we file an acceleration request seeking to accelerate the effective date of the Registration Statement.

4.
In a number of places in the prospectus, you have summarized the opinion of Jingtian & Gongcheng Law Firm as to matters of Chinese law (e.g., your risk factor disclosure on page 19 and yow tax disclosure page 88). Under these circumstances, you appear to need the consent of Jingtian & Gongcheng Law Firm to the inclusion of these disclosures in the prospectus, and you must file that consent as an exhibit to the registration statement. You also appear to need the consent of Pillsbury Winthrop Shaw Pittman LLP as a result of your tax disclosure page 88.  Please refer to Section 7(a) of the Securities Act of 1933, as amended, Rule 436 thereunder and Section 233.02 of our Securities Act Rules Compliance & Disclosure Interpretations, which are available on our website.

Company Response:  We will file the above listed consent from both Jingtian & Gongcheng Law Firm and Pillsbury Winthrop Shaw Pittman LLP before we file an acceleration request seeking to accelerate the effective date of the Registration Statement.

Annual Report on Form 20-F Filed July 15,2009

Item 15T. Controls and Procedures, wage 64

Management's Annual Report on Internal Control Over Financial Reporting, page 65

5.
We note your disclosure as to why the fling does not contain a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm. Please provide us with a detailed explanation as to why you believe you were permitted to omit these reports. Please focus your explanation on how you believe you satisfied the applicable provisions of Item 15T of Form 20-F and, in doing so, please specifically address the guidance in Section 215.02 of our Compliance and Disclosure Interpretations for Regulation S-K, which are available on our website. In this regard, we note that you do not appear to have provided the disclosures contemplated by Section 215.02 addressing the effect of the transaction on management's ability to conduct an assessment and the scope of the assessment if one were to be conducted.

Company Response:  The Company will amend its Annual Report on Form 20-F to include appropriate disclosure as to why the management believed that the Company properly omitted a report of management’s assessment regarding internal control over financial report or an attestation report of the Company’s registered public accounting firm.  We expect to file the Amendment No. 1 to the 20-F prior to the effective date of the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)371-6897-0951 or Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely, Golden Green Enterprises Limited

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer